Exhibit 2.8

Supplementary Agreement to “Contract of Establishing REIT

Circular Economy Industrial Park (Xinyi) Co., Ltd. by Xinyi

Transportation Investment Co., Ltd. and Beijing REIT

Technology Development Co., Ltd.”

Party A:	Xinyi Transportation Investment Co., Ltd.
Party B:	Beijing REIT Technology Development Co., Ltd.

The “Contract of Establishing REIT Circular Economy Industrial Park (Xinyi) Co., Ltd. by Xinyi Transportation Investment Co., Ltd. and Beijing REIT Technology Development Co., Ltd.” (Contract No.: XYRT-2014-10-001) signed by and between Party A and Party B on November 17, 2014 agrees that: both parties will jointly invest RMB100 Million only to establish “REIT Circular Economy Industrial Park (Xinyi) Co., Ltd. ” (afterwards the name officially registered is “REIT New Materials Xinyi Co., Ltd.”, hereinafter referred to as “joint venture company”) in Xinyi City. Among them, Party A will contribute RMB30 Million only by means of offering the right to use the land of 310 mu, accounting for 30%; and Party B will contribute RMB70 Million only by means of equipment and cash, accounting for 70%. Given that the land parcel planned to be contributed by Party A is the gratis land, contribution procedures cannot be carried out directly through industry and commerce department; if the joint venture company intends to use such land parcel for project construction, it can only participate in the bidding in the land auction market pursuant to law after the government has resumed the land as reserve first. Therefore, through friendly consultation, both parties again reach to the following supplementary agreements to jointly comply with:

Article 1: Business scope and term of joint venture company

1.	Business scope: research and development, production and sales of all kinds of environment friendly building materials needed in industrial and civil buildings, municipal engineering, hydraulic engineering and transportation engineering; development of and consulting on new building material technologies; project construction, construction and operating management of circular economy industrial park; e-commerce for new building materials, development and manufacturing of environment protection equipment, and development and production of new materials etc.

2.	Business term: long term.

Article 2: Domicile of joint venture company

Legal domicile: No. 9, Guzhen Avenue, Xinyi City.

Article 3: Organization form of joint venture company

Organization form: limited liability company

Article 4: Project basic information

The project is divided into two phases of construction: Phase 1 construction mainly focuses on the business of producing ecological and environment friendly building materials and high purity quartz sand, totally about RMB1.1 Billion will be invested in the project, with annual production of 1 million cubic meters of new building materials, 800 thousand cubic meters of high quality imitated marble floorings, 1.2 million cubic meters of commercial concrete and bituminous concrete, 1 million tons of nanometer active micro powders and 1 million tons of high purity quartz sands; besides, it also involves in the manufacturing and research and development of environment protection equipment, and the project covers an area of about 500 mu; Phase 2 construction will expand e-commerce for new building materials, logistics park and other businesses.

Article 5: Amount and method of contribution

1.	The registered capital of joint venture company is RMB100 Million only. Among them, Party A contributes RMB30 Million only in cash, accounting for 30% of the total registered capital; and Party B contributes RMB70 Million only in cash, accounting for 70% of the total registered capital.

2.	Within one month after signing this agreement, Party A shall pay 50% of the subscribed contribution amount (RMB15 Million only) into the account of joint venture company, and the rest part shall be paid within 5 years as consulted by both parties according to the actual demand of project construction; before the first contribution of Party A, Party B shall pay no less than 50% of the subscribed contribution amount (≥RMB35 Million only), and the rest shall be paid off by installments before the second contribution of Party A.

Article 6: Registration of joint venture company

Since the joint venture company has already registered for establishment pursuant to law, both parties hereby appoint representative of Party B to revise the originally formulated “Articles of Association” according to relevant spirits of this agreement, and go through supplementary registration pursuant to law.

Article 7: Profit sharing and loss bearing

1.	Party B is commissioned to be fully in charge of project construction and operation, and Party A will not participate in specific management and operation of the enterprise.

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2.	18 months as of the date of obtaining “Construction Permit” by joint venture company is the project construction period. During such period, Party A and Party B will not participate in joint venture company’s profit distribution.

3.	After the expiry of construction period, both parties will share the earnings according to investment ratio, but Party B shall bear the operational risks. Party B promises to give Party A 10% of the actual contribution amount per year as the guaranteed returns, namely if the annual operating profits of joint venture company cannot guarantee Party A over 10% (inclusive) of earnings, then the insufficient part thereof shall be made up by Party B.

Article 8: Organization structure of joint venture company

1.	The joint venture company will be operated and managed completely according to the modern enterprise system. Board of Directors is comprised of 5 directors, and 2 of them are recommended by Party A whilst 3 of them are recommended by Party B; the President will be recommended by Party B whilst the Vice President will be recommended by Party A.

2.	Board of Supervisors is comprised of 3 supervisors; 1 of them is recommended by Party A whilst 2 of them are recommended by Party B, and the Chairman of Board of Supervisors will be recommended by Party A.

3.	Specific functions of Board of Directors and Board of Supervisors will be stipulated in Articles of Association.

4.	The joint venture company sets 1 General Manager, who will be nominated by Party B and employed by Board of Directors; and the setting of other operating and management organs will be otherwise formulated in “Articles of Association” according to the requirements of modern enterprise system.

Article 9: Special agreement

1.	After expiry of construction period and two years of normal operation of joint venture company, Party A is entitled to ask Party B to acquire the stock right of joint venture company held by Party A, and Party B shall agree to acquire it.The acquisition price is the original stock price held by Party A. After completion of the acquisition, Party A will withdraw from joint venture company.

2.	In the area where the project is located, Party A provides the joint venture company 2 quay berths at the south of harbor operational zone, and exempts 10 years of lease expense. After 10 years, corresponding preferential policy will be offered according to market quotation.

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3.	In order to guarantee the product technology content and leading advantage of joint venture company, joint venture company plans to establish new materials research institute and test center, Party A shall assist Party B to lease 500-800 square meters of house for use by research personnel, and the lease expense thereof shall be borne by joint venture company. To all kinds of high-end technical talents introduced, Party A shall give them subsidies and care in the aspects of living and housing security etc. according to the spirits of relevant documents issued by municipal party committee and municipal government of Xinyi City.

Article 10: Both parties’ rights and obligations

(I)	Party A’s rights and obligations

1.	Responsible for the backfill, compaction and leveling of park area, and the construction of peripheral rainwater and sewage networks of the park.

2.	Help joint venture company to win over all kinds of special funds provided by the state, provincial and municipal government in supporting the enterprise development; coordinate with Xinyi economic development zone to help joint venture company to be able to enjoy preferential policies offered by Xinyi municipal government for investment invitation pursuant to law (including but not limited to: all kinds of taxes and policy charges, land transfer fee and land index allocation etc.), and, when necessary, try to ask the municipal government to solve the prominent problems encountered by joint venture company by means of “one discussion over each issue”.

3.	Coordinate with municipal government to make the project be listed as key construction project of Xinyi City, coordinate with development zone to ensure the water supply and power supply needed for project construction and operation, assist joint venture company in accomplishing all kinds of formalities for project construction application, and assist joint venture company in going through all kinds of formalities for land auction.

4.	Assist joint venture company in applying for mining permit for raw materials needed for the project, such as quartz sands (annual mining of 1 million tons), ordinary sands and gravels (annual mining of 1 million cubic meters), and going through relevant formalities.

5.	Coordinate with relevant department to actively support the promotion and application of new environment friendly building materials in Xinyi, and to win over as the products of joint venture company preferentially adopted in government project under the same conditions.

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(II)	Party B’s rights and obligations.

1.	Ensure that the joint venture company is registered in Xinyi City, and pay relevant taxes and expenses to local authority.

2.	Responsible for introducing its own advanced technologies into the park, and work with other technology partners to establish new building materials and equipment R&D center in the park.

3.	The project construction must conform with the overall planning of Xinyi economic development zone and Lingang Industrial Park, and meet the requirements in environment protection, energy saving and fire protection etc.

Article 11: Responsibility for breach of contract

1.	Either party who fails to pay up the subscribed contribution within a time limit agreed herein will be deemed as breach of contract. The breaching party shall pay the non-breaching party 0.05% of the contribution amount in arrear every day as liquidated damages, until the correction has been made.

2.	If this contract cannot be performed or fully performed due to the fault of either party, then the fault party shall bear the loss of the other party caused by its behavior.

3.	All data, information and reports of both parties provided according to this agreement shall be kept confidential. Without unanimous consent of both parties, neither party may disclose any content to individuals or organizations irrelevant to this agreement; otherwise the fault party shall bear the loss of the other party caused by its behavior.

Article 12: Supplementary provisions

1.	For other matters not covered herein, both parties will otherwise sign supplementary agreement through consultation, and any supplementary agreement signed based on this agreement shall have the same legal effect as this agreement.

2.	In case of any dispute arising from the performance of this agreement, both parties shall settle it through friendly consultation. If consultation fails, either party may file a lawsuit to the people’s court in the place where the joint venture company is registered.

3.	For all kinds of contracts and agreements signed by and between both parties previously, in case of any discrepancy with this agreement, this agreement shall prevail.

4.	This agreement is made in quadruplicate, and each party holds two copies respectively.

5.	This agreement will become effective as of the date of signature and seal by both parties.

Seal of Party A: Xinyi Transportation Investment Co., Ltd. (Seal)	Seal of Party B: Beijing REIT Technology Development Co., Ltd. (Seal)
Representative signature: /s/ Ge Yijun	Representative signature: /s/ Li Hengfang

October 28, 2016

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